FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒                      Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐             No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group and Bank

Interim Financial Statements

30 September 2014

November 2014

Independent Auditor’s Review Report

on the interim financial report for the period ended 30 September 2014

TRANSLATION

REVIEW REPORT ON INTERIM FINANCIAL INFOMATION

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Introduction

We have reviewed the accompanying condensed separate and consolidated statement of financial position of “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and its subsidiaries (the “Group”) as of 30 September 2014, the related condensed separate and consolidated statements of income and comprehensive income, changes in equity and cash flows for the nine month period then ended, as well as the selective explanatory notes, which together comprise the condensed interim financial information. Management is responsible for the preparation and presentation of this condensed interim financial information in accordance with International Financial Reporting Standards as adopted by the European Union and apply to Interim Financial Reporting (International Accounting Standard “IAS” 34). Our responsibility is to express a conclusion on this condensed interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Marousi, 6 November 2014

The Certified Public Accountant

Beate Randulf

Reg. No. SOEL: 37541

Hadjipavlou Sofianos & Cambanis S.A.

Fragoklisias 3a & Granikou Str.

GR 151 25 Marousi

Reg. No. SOEL: E120

Statement of Financial Position

as at 30 September 2014

		Group		Bank
€ million	Note	30.9.2014	31.12.2013	30.9.2014	31.12.2013
ASSETS
Cash and balances with central banks		5,450	5,910	1,308	2,195
Due from banks		3,140	2,847	3,736	3,478
Financial assets at fair value through profit or loss		2,032	3,087	1,661	2,411
Derivative financial instruments		5,032	3,671	3,847	2,581
Loans and advances to customers	7	68,276	67,250	44,393	46,327
Investment securities		16,345	17,477	12,143	13,470
Investment property		880	535	6	—
Investments in subsidiaries		—	—	6,994	8,216
Equity method investments		144	143	10	7
Goodwill, software and other intangible assets	8	1,761	1,709	107	111
Property and equipment		2,050	1,766	245	263
Deferred tax assets	5	3,690	2,414	3,498	2,189
Insurance related assets and receivables		831	721	—	—
Current income tax advance		511	441	475	435
Other assets		2,945	2,758	2,080	2,259
Non-current assets held for sale	9	224	201	255	255
Total assets		113,311	110,930	80,758	84,197

LIABILITIES
Due to banks	10	18,300	27,897	16,602	26,473
Derivative financial instruments		4,897	3,029	4,399	2,559
Due to customers	11	66,904	62,876	46,784	45,290
Debt securities in issue	12	3,904	2,199	896	810
Other borrowed funds	12	2,059	1,607	862	102
Insurance related reserves and liabilities		2,539	2,404	—	—
Deferred tax liabilities		99	53	—	—
Retirement benefit obligations		276	530	228	487
Current income tax liabilities		11	46	—	—
Other liabilities		2,642	2,407	988	2,093
Liabilities associated with non-current assets held for sale	9	11	8	—	—
Total liabilities		101,642	103,056	70,759	77,814

SHAREHOLDERS’ EQUITY
Share capital	14	2,414	2,073	2,414	2,073
Share premium account	14	14,060	11,975	14,057	11,972
Less: treasury shares	14	(1)	(2)	—	—
Reserves and retained earnings		(5,634)	(6,935)	(6,472)	(7,662)
Equity attributable to NBG shareholders		10,839	7,111	9,999	6,383

Non-controlling interests		749	683	—	—
Preferred securities		81	80	—	—
Total equity		11,669	7,874	9,999	6,383

Total equity and liabilities		113,311	110,930	80,758	84,197

Athens, 6 November 2014

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

The notes on pages 12 to 35 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2014

		Group		Bank
		9 month period ended		9 month period ended
€ million	Note	30.9.2014	30.9.2013	30.9.2014	30.9.2013

Interest and similar income		3,949	4,167	1,797	1,877
Interest expense and similar charges		(1,641)	(1,786)	(614)	(820)
Net interest income		2,308	2,381	1,183	1,057

Fee and commission income		590	590	180	167
Fee and commission expense		(185)	(196)	(166)	(175)
Net fee and commission income		405	394	14	(8)

Earned premia net of reinsurance		423	404	—	—
Net claims incurred		(362)	(354)	—	—
Earned premia net of claims and commissions		61	50	—	—

Net trading income / (loss) and results from investment securities		(110)	38	(124)	(19)
Net other income / (expense)		(3)	(21)	(32)	(27)
Total income		2,661	2,842	1,041	1,003

Personnel expenses		(846)	(976)	(429)	(535)
General, administrative and other operating expenses		(556)	(583)	(252)	(246)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(149)	(157)	(58)	(65)
Amortisation and write-offs of intangible assets recognised on business combinations		(4)	(16)	—	—
Finance charge on put options of non-controlling interests		(3)	(4)	(3)	(4)
Credit provisions and other impairment charges	4	(1,115)	(987)	(785)	(631)
Share of profit / (loss) of equity method investments		1	2	—	—
Profit / (loss) before tax		(11)	121	(486)	(478)

Tax benefit / (expense)	5	1,222	140	1,313	256
Profit / (loss) for the period		1,211	261	827	(222)

Attributable to:
Non-controlling interests		35	(1)	—	—
NBG equity shareholders		1,176	262	827	(222)

Earnings / (losses) per share - Basic and diluted	6	€0.39	€0.30	€0.28	€(0.21)

Athens, 6 November 2014

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

The notes on pages 12 to 35 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2014

		Group		Bank
		9 month period ended		9 month period ended
€ million	Note	30.9.2014	30.9.2013	30.9.2014	30.9.2013

Profit / (loss) for the period		1,211	261	827	(222)

Other comprehensive income / (expense):

Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		1	(107)	(25)	(11)
Currency translation differences, net of tax		142	(806)	—	—
Cash flow hedge, net of tax		(14)	23	—	—
Total of items that may be reclassified subsequently to profit or loss		129	(890)	(25)	(11)

Other comprehensive income / (expense) for the period, net of tax	15	129	(890)	(25)	(11)

Total comprehensive income / (expense) for the period		1,340	(629)	802	(233)

Attributable to:
Non-controlling interests		37	(3)	—	—
NBG equity shareholders		1,303	(626)	802	(233)

Athens, 6 November 2014

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

The notes on pages 12 to 35 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2014

	Group		Bank
	3 month period ended		3 month period ended
€ million	30.9.2014	30.9.2013	30.9.2014	30.9.2013

Interest and similar income	1,322	1,369	571	641
Interest expense and similar charges	(525)	(597)	(185)	(268)
Net interest income	797	772	386	373

Fee and commission income	200	185	59	58
Fee and commission expense	(61)	(70)	(54)	(60)
Net fee and commission income	139	115	5	(2)

Earned premia net of reinsurance	139	100	—	—
Net claims incurred	(115)	(82)	—	—
Earned premia net of claims and commissions	24	18	—	—

Net trading income / (loss) and results from investment securities	(48)	(23)	(39)	(39)
Net other income / (expense)	11	17	(23)	(1)
Total income	923	899	329	331

Personnel expenses	(292)	(320)	(143)	(171)
General, administrative and other operating expenses	(198)	(190)	(103)	(81)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets	(51)	(53)	(19)	(21)
Amortisation and write-offs of intangible assets recognised on business combinations	(1)	(5)	—	—
Credit provisions and other impairment charges	(397)	(397)	(282)	(268)
Share of profit / (loss) of equity method investments	1	1	—	—
Profit / (loss) before tax	(15)	(65)	(218)	(210)

Tax benefit / (expense)	59	(16)	98	16
Profit / (loss) for the period	44	(81)	(120)	(194)

Attributable to:
Non-controlling interests	14	—	—	—
NBG equity shareholders	30	(81)	(120)	(194)

Earnings / (losses) per share - Basic and diluted	€0.01	€(0.03)	€(0.03)	€(0.08)

Athens, 6 November 2014

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

The notes on pages 12 to 35 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2014

		Group		Bank
		3 month period ended		3 month period ended
€ million	Note	30.9.2014	30.9.2013	30.9.2014	30.9.2013

Profit/(loss) for the period		44	(81)	(120)	(194)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(63)	(11)	(23)	(23)
Currency translation differences, net of tax		31	(429)	—	—
Cash flow hedge, net of tax		32	5	—	—
Total of items that may be reclassified subsequent to profit or loss		—	(435)	(23)	(23)

Other comprehensive income/(expense) for the period, net of tax		—	(435)	(23)	(23)

Total comprehensive income/(expense) for the period		44	(516)	(143)	(217)

Attributable to:
Non-controlling interests		14	—	—	—
NBG equity shareholders		30	(516)	(143)	(217)

Athens, 6 November 2014

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

GEORGIOS P. ZANIAS	ALEXANDROS G. TOURKOLIAS	PAULA N. HADJISOTIRIOU

The notes on pages 12 to 35 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 30 September 2014

	Attributable to equity holders of the parent company												Non-controlling
	Share capital		Share premium			Available -for-sale	Currency	Net	Cash	Defined	Other reserves		Interests &
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	securities reserve	translation reserve	investment hedge	flow hedge	benefit plans	&Retained earnings	Total	Preferred securities	Total
Balance at 1 January 2013	4,780	1,358	2,943	383	—	198	(1,212)	(457)	(6)	(168)	(10,103)	(2,284)	242	(2,042)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(107)	(762)	—	23	—	(42)	(888)	(2)	(890)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	—	262	262	(1)	261
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(107)	(762)	—	23	—	220	(626)	(3)	(629)
Share capital increase	953	—	9,076	—	—	—	—	—	—	—	—	10,029	—	10,029
Reduction of par value per share	(5,014)	—	—	—	—	—	—	—	—	—	5,014	—	—	—
Share capital issue costs	—	—	(239)	—	—	—	—	—	—	—	—	(239)	—	(239)
Repurchase of preference shares	—	(4)	—	(189)	—	—	—	—	—	—	74	(119)	—	(119)
Issue and repurchase of preferred securities	—	—	—	—	—	—	—	—	—	—	54	54	(91)	(37)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	—	—	(13)	(13)
(Purchases)/ disposals of treasury shares	—	—	—	—	(1)	—	—	—	—	—	—	(1)	—	(1)
Balance at 30 September 2013	719	1,354	11,780	194	(1)	91	(1,974)	(457)	17	(168)	(4,741)	6,814	135	6,949
Movements to 31 December 2013	—	—	1	—	(1)	16	(323)	—	13	37	554	297	628	925
Balance at 31 December 2013 and at 1 January 2014	719	1,354	11,781	194	(2)	107	(2,297)	(457)	30	(131)	(4,187)	7,111	763	7,874
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	1	138	—	(14)	—	2	127	2	129
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	—	1,176	1,176	35	1,211
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	1	138	—	(14)	—	1,178	1,303	37	1,340
Share capital increase	341	—	2,159	—	—	—	—	—	—	—	—	2,500	—	2,500
Share capital issue costs	—	—	(74)	—	—	—	—	—	—	—	—	(74)	—	(74)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	(2)	(2)	30	28
(Purchases)/ disposals of treasury shares	—	—	—	—	1	—	—	—	—	—	—	1	—	1
Balance at 30 September 2014	1,060	1,354	13,866	194	(1)	108	(2,159)	(457)	16	(131)	(3,011)	10,839	830	11,669

The notes on pages 12 to 35 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 30 September 2014

	Share capital		Share premium			Available for sale	Currency	Defined	Other reserves &
	Ordinary	Preference	Ordinary	Preference	Treasury	securities	translation	benefit	retained
€ million	shares	shares	shares	shares	shares	reserve	reserve	plans	earnings	Total
Balance at 1 January 2013	4,780	1,358	2,942	383	—	44	—	(145)	(13,292)	(3,930)
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(11)	—	—	—	(11)
Profit /( loss) for the period	—	—	—	—	—	—	—	—	(222)	(222)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(11)	—	—	(222)	(233)
Share capital increase	953	—	9,076	—	—	—	—	—	—	10,029
Share capital reduction of par value	(5,014)	—	—	—	—	—	—	—	5,014	—
Share capital issue costs	—	—	(240)	—	—	—	—	—	—	(240)
Repurchase of prefernce shares	—	(4)	—	(189)	—	—	—	—	74	(119)
Balance at 30 September 2013	719	1,354	11,778	194	—	33	—	(145)	(8,426)	5,507
Movements to 31 December 2013	—	—	—	—	—	11	—	25	840	876
Balance at 31 December 2013 & at 1 January 2014	719	1,354	11,778	194	—	44	—	(120)	(7,586)	6,383
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	(25)	—	—	—	(25)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	827	827
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	(25)	—	—	827	802
Share capital increase	341	—	2,159	—	—	—	—	—	—	2,500
Share capital issue costs	—	—	(74)	—	—	—	—	—	—	(74)
Merger through absorption of subsidiaries	—	—	—	—	—	—	—	—	388	388
Balance at 30 September 2014	1,060	1,354	13,863	194	—	19	—	(120)	(6,371)	9,999

The notes on pages 12 to 35 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 September 2014

	Group		Bank
	9-month period ended		9-month period ended
€ million	30.09.2014	30.09.2013	30.09.2014	30.09.2013
Cash flows from operating activities
Profit / (loss) before tax	(11)	122	(486)	(478)
Adjustments for:
Non-cash items included in income statement and other adjustments:	1,357	1,244	879	625

Depreciation and amortisation on property & equipment, intangibles and investment property	153	173	58	65
Amortisation of premiums /discounts of investment securities, loans-and-receivables and borrowed funds	(65)	(24)	(32)	(51)
Credit provisions and other impairment charges	1,166	1,057	784	633
Provision for employee benefits	15	20	7	11
Share of (profit) / loss of equity method investments	(1)	(2)	—	—
Finance charge on put options of non-controlling interests	3	4	3	4
Dividend income from investment securities	(3)	(1)	(30)	(24)
Net (gain) / loss on disposal of property & equipment and investment property	(4)	(3)	—	—
Net (gain) / loss on disposal of subsidiaries / interest without loss of control	—	—	12	—
Net (gain) / loss on disposal of investment securities	(82)	(172)	(20)	(123)
Interest from financing activities and results from repurchase of debt securities in issue	140	109	41	26
Valuation adjustment on instruments designated at fair value through profit or loss	63	96	63	86
Negative goodwill	(2)	—	—	—
Costs directly related to acquisition of subsidiaries	—	(6)	—	(6)
Other non-cash operating items	(26)	(7)	(7)	4

Net (increase) / decrease in operating assets:	(3,950)	4,969	383	5,443
Mandatory reserve deposits with Central Bank	(334)	(644)	129	(11)
Due from banks	(495)	1,556	(265)	709
Financial assets at fair value through profit or loss	751	1,693	447	1,922
Derivative financial instruments assets	(1,360)	84	(1,266)	618
Loans and advances to customers	(2,191)	2,462	1,165	2,293
Other assets	(321)	(182)	173	(88)

Net increase / (decrease) in operating liabilities:	(3,498)	(7,383)	(6,212)	(7,784)
Due to banks	(8,116)	(7,520)	(8,390)	(8,201)
Due to customers	2,547	2,268	539	2,210
Derivative financial instruments liabilities	1,807	(1,495)	1,797	(1,482)
Retirement benefit obligations	(269)	(26)	(266)	(17)
Insurance related reserves and liabilities	135	(37)	—	—
Income taxes paid	(115)	(156)	(34)	(60)
Other liabilities	513	(417)	142	(234)
Net cash from / (for) operating activities	(6,102)	(1,048)	(5,436)	(2,194)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(54)	159	—	199
Participation in share capital (increase)/decrease of subsidiaries	—	—	(6)	—
Disposals of subsidiaries, net of cash disposed	—	—	—	—
Disposal of equity method investments	(1)	—	—	—
Dividends received from investment securities & equity method investments	8	7	30	1
Purchase of property & equipment, intangible assets and investment property	(695)	(160)	(37)	(30)
Proceeds from disposal of property & equipment and investment property	8	7	—	—
Purchase of investment securities	(3,625)	(6,924)	(701)	(275)
Proceeds from redemption and sale of investment securities	5,458	6,960	2,413	931
Net cash (used in) / provided by investing activities	1,099	49	1,699	826

Cash flows from financing activities
Share capital increase	2,500	1,079	2,500	1,079
Repurchase of preference shares	—	(119)	—	(119)
Proceeds from debt securities in issue and other borrowed funds	4,265	2,174	743	—
Repayments of debt securities in issue, other borrowed funds and preferred securities	(2,496)	(2,488)	—	(90)
Acquisition of additional shareholding in subsidiaries	(273)	(7)	(273)	—
Disposal of shareholdings in subsidiaries without of loss of control	(3)	—	(3)	—
Proceeds from disposal of treasury shares	61	27	—	—
Repurchase of treasury shares	(60)	(29)	—	—
Share capital issue costs	(74)	(239)	(74)	(239)
Net cash from/ (for) financing activities	3,920	398	2,893	631
Effect of foreign exchange rate changes on cash and cash equivalents	35	(103)	25	(24)
Net increase / (decrease) in cash and cash equivalents	(1,048)	(704)	(819)	(761)
Cash and cash equivalents at beginning of period	4,255	4,167	3,498	3,524
Cash and cash equivalents at end of period	3,207	3,463	2,679	2,763

The notes on pages 12 to 35 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                         General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 174 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”) which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Georgios P. Zanias	Economist, Professor, Athens University of Economics and Business

Executive Members
The Chief Executive Officer
Alexandros G. Tourkolias

The Deputy Chief Executive Officers*
Dimitrios G. Dimopoulos
Paul K. Mylonas
Paula N. Hadjisotiriou

Non-Executive Members**
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative
Petros N. Christodoulou	Banker

Independent Non-Executive Members ***
Stefanos C. Vavalidis	Former member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Dimitrios N. Afendoulis ****	Economist
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

* On 26 June 2014, Messrs. Dimitrios G. Dimopoulos, Paul K. Mylonas and Mrs. Paula N. Hadjisotiriou were elected as Deputy Chief Executive Officers of the Bank’s Board of Directors.

** On 20 February 2014, Ioannis C. Giannidis resigned from his position as a non executive member of the Bank’s Board of Directors.

***On 26 June 2014, Mr Panagiotis - Aristeidis A. Thomopoulos and Mrs Maria A. Frangista resigned from their position as Independent Non-Executive Members of the Bank’s Board of Directors.

**** On 20 February 2014, Mr Dimitrios N. Afendoulis was elected as a member of the Board of Directors.

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. On 26 June 2014, the Annual General Meeting of the Bank’s shareholders elected the above Board of Directors which was constituted as a body in its 26 June 2014 meeting. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2016.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, on 26 February 2009, the Greek State appointed Mr. Alexandros Makridis as its representative on the Bank’s Board of Directors. Furthermore, on 11 June 2012 the Hellenic Financial Stability Fund (the “HFSF”) appointed Mr Charalampos Makkas as its representative on the Bank’s Board of Directors.

These financial statements have been approved for issue by the Bank’s Board of Directors on 6 November 2014.

Notes to the Financial Statements

Group and Bank

NOTE 2:                         Summary of significant accounting policies

2.1                     Basis of preparation

The condensed interim consolidated financial statements of the Group and the condensed interim separate financial statements of the Bank as at and for the nine month period ended 30 September 2014 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements and the separate financial statements of the Bank as at and for the year ended 31 December 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards applied from 1 January 2014

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards. In the current year, NBG Group has applied for the first time IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding the transitional guidance.  The impact of the application of these standards is set out below.

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation — Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee; b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. There was no impact from the adoption of IFRS 10 in the consolidated financial statements.

Impact of the application of IFRS 11

IFRS 11, Joint arrangements focuses on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where the investors have rights to the assets and obligations for the liabilities of an arrangement. A joint operator accounts for its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement; joint ventures are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted. There was no impact from the adoption of IFRS 11.

Impact of the application of IFRS 12

IFRS 12, Disclosures of interests in other entities includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, and structured entities that are not controlled by the entity. No consequential amendments were made to IAS 34 on issuance of IFRS 12 and, as such, the requirements of IFRS 12 do not directly apply to interim financial statements.

Impact of the application of IAS 27 (2011)

Amended version of IAS 27 now deals with the requirements for separate financial statements, which have been carried over largely unchanged from IAS 27 Consolidated and Separate Financial Statements. Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements. The Standard requires that when an entity prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are accounted for either at cost, or in accordance with IAS 39 Financial Instruments: Recognition and measurement. There was no impact from the adoption of the amended IAS 27 to the separate financial statements of NBG.

Impact of the application of IAS 28 (2011)

This Standard supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Standard defines “significant influence” and provides guidance on how the equity method of accounting is to be applied. It also prescribes how investments in associates and joint ventures should be tested for impairment. There was no impact from the adoption of the amended IAS 28 to the interim financial statements of the Group.

Notes to the Financial Statements

Group and Bank

Impact on the application of IAS 32 “Financial Instruments: Presentation” (Amendment)

These amendments provide clarifications on the application of the offsetting rules. There was no impact from the adoption of these amendments to the interim financial statements of the Group and the Bank.

Impact on the application of IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” (Amendment)

These amendments provide relief from discontinuing hedge accounting when a derivative designated as a hedging instrument is novated to a clearing counterparty and certain conditions are met. The adoption of this amendment has no impact to the interim financial statements.

Impact on the application of IAS 36 (Amendments) “Recoverable Amount Disclosures for Non-Financial Assets”

These amendments remove the requirement to disclose the recoverable amount of assets or cash-generating units to which a significant amount of goodwill (or intangibles assets with indefinite useful lives) has been allocated in periods when no impairment or reversal has been recognized, to clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. There was no impact from the adoption of these amendments to the interim financial statements of the Group and the Bank.

IFRIC “Interpretation 21 Levies” (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy no earlier than when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognized before the specified minimum threshold is reached. There was no impact from the adoption of this interpretation to the interim financial statements of the Group and the Bank.

2.3                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2013.

NOTE 3:                        Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2.5 million). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and an associate in Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Notes to the Financial Statements

Group and Bank

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

9 month period ended 30 September 2014	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	427	563	143	42	233	822	78	2,308
Net fee and commission income	54	69	(96)	4	69	301	4	405
Other	20	(42)	(35)	82	5	(26)	(56)	(52)
Total income	501	590	12	128	307	1,097	26	2,661
Direct costs	(349)	(33)	(37)	(78)	(185)	(556)	(44)	(1,282)
Allocated costs and provisions(1)	(664)	(374)	(13)	(1)	(84)	(220)	(35)	(1,391)
Share of profit of equity method investments	—	—	(2)	1	1	1	—	1
Profit / (loss) before tax	(512)	183	(40)	50	39	322	(53)	(11)
Tax benefit / (expense)								1,222
Profit for the period								1,211
Non-controlling interests								35
Profit attributable to NBG equity shareholders								1,176

Segment assets as at 30 September 2014
Segment assets	23,572	14,162	11,050	3,279	9,563	26,673	20,811	109,110
Deferred tax assets and Current income tax advance								4,201
Total assets								113,311

Segment liabilities as at 30 September 2014
Segment liabilities	38,562	1,416	23,613	2,751	8,458	22,278	4,454	101,532
Current income and deferred tax liabilities								110
Total liabilities								101,642

Segment assets as at 31 December 2013
Segment assets	24,901	14,115	16,048	3,365	9,505	23,373	16,768	108,075
Deferred tax assets and Current income tax advance								2,855
Total assets								110,930

Segment liabilities as at 31 December 2013
Segment liabilities	37,724	1,252	31,758	2,916	7,055	19,641	2,611	102,957
Current income and deferred tax liabilities								99
Total liabilities								103,056

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations.

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

9 month period ended 30 September 2013	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	471	516	(93)	67	220	1,015	185	2,381
Net fee and commission income	59	62	(108)	3	67	307	4	394
Other	(2)	(37)	98	80	13	43	(127)	68
Total income	528	541	(103)	150	300	1,365	62	2,843
Direct costs	(424)	(35)	(41)	(72)	(193)	(614)	(58)	(1,437)
Allocated costs and provisions(1)	(887)	(270)	532	(11)	(97)	(239)	(314)	(1,286)
Share of profit of equity method investments	—	—	(2)	3	1	—	—	2
Profit / (loss) before tax	(783)	236	386	70	11	512	(310)	122
Tax benefit / (expense)								140
Profit for the period								262
Non-controlling interests								1
Profit attributable to NBG equity shareholders								263

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

NOTE 4:                         Credit provisions and other impairment charges

	Group		Bank
	30.9.2014	30.9.2013	30.9.2014	30.9.2013
a. Impairment charge for credit losses
Due from banks	—	1	—	—
Loans and advances to customers	1,091	746	771	420
Other Greek State exposure	—	(20)	—	(20)
	1,091	727	771	400
b. Impairment charge for securities
AFS and loans-and-receivables debt securities	—	(60)	—	(64)
Impairment of Eurobank	—	265	—	265
Equity securities	—	12	—	3
	—	217	—	204
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	5	9	—	3
Impairment of goodwill / Investment in subsidiaries and equity method investments	—	4	—	—
Legal and other provisions	19	30	14	24
	24	43	14	27

Total	1,115	987	785	631

NOTE 5:                         Tax benefit /(expense)

	Group		Bank
	30.9.2014	30.9.2013	30.9.2014	30.9.2013

Current tax	(11)	(86)	7	16
Deferred tax	1,233	226	1,306	240
Tax benefit / (expense)	1,222	140	1,313	256

The nominal corporation tax rate for the Bank for 2014 and 2013 is 26%.

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 19.

The Group has recognised a deferred tax asset of €3,690 million of which €3,498 million relates to the Bank. As of 30 September 2014 the Bank performed a thorough revision of its assessment regarding the recoverability of its deferred tax asset, taking into account the actual performance in the nine month period of 2014, the declining growth rate of loans past due for more than 90 days, the reduction in customer deposits’ cost, the successful share capital increase in May 2014, the successful fund raising through borrowing during the period, the reduction in funding from the

Notes to the Financial Statements

Group and Bank

Eurosystem ,the decrease in operating expenses, mainly due to VRS, the improved performance of the Bank compared to previous years and the fact that, per the IMF, current recession and GDP forecast are significantly better than in 2013 and the uncertainty regarding the Greek economy has decreased. Taking into consideration the above, Management prepared analytical financial projections up to the end of 2016 and used its best estimates regarding the growth assumptions thereafter to reach the conclusion that the deferred tax asset recognised, as at 30 September 2014, for the Group and the Bank is considered realizable.

NOTE 6:                         Earnings / (losses) per share

	Group		Bank
	30.9.2014	30.9.2013	30.9.2014	30.9.2013

Profit/(loss) for the period attributable to NBG equity shareholders	1,176	262	827	(222)
Plus: gain on redemption of preferred securities, net of tax	—	54	—	—
Earnings/(losses) for the period attributable to NBG ordinary shareholders	1,176	316	827	(222)

Weighted average number of ordinary shares outstanding for basic and diluted EPS	2,986,991,523	1,050,337,545	2,987,369,246	1,050,513,231

Earnings/(losses) per share - Basic and diluted	0.39	0.30	0.28	(0.21)

NOTE 7:                         Loans and advances to customers

	Group		Bank
	30.9.2014	31.12.2013	30.9.2014	31.12.2013
Mortgages	21,757	22,505	18,005	18,558
Consumer loans	9,058	8,633	4,769	4,881
Credit cards	4,962	5,691	1,330	1,396
Small business lending	6,682	6,360	4,102	4,274
Retail lending	42,459	43,189	28,206	29,109
Corporate and public sector lending	35,271	32,914	23,850	24,356
Total before allowance for impairment on loans and advances to customers	77,730	76,103	52,056	53,465
Less: Allowance for impairment on loans and advances to customers	(9,454)	(8,853)	(7,663)	(7,138)
Total	68,276	67,250	44,393	46,327

Included in the Group’s loans and advances to customers, as at 30 September 2014, are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €48 million (31 December 2013: €76 million). The Bank has no loans and advances to customers designated at fair value through profit or loss.

As at 30 September 2014, corporate and public sector lending for the Group and the Bank includes a loan to the Greek state of €6,324 million (31 December 2013: €5,959 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Notes to the Financial Statements

Group and Bank

NOTE 8:                         Goodwill, software and other intangible assets

Under “Goodwill, software and other intangible assets” of the Group, amounting to €1,761 million, an amount of €1,426 million relates to goodwill.

Subsequent to initial recognition, goodwill is stated at cost, as established at the date of acquisition less accumulated impairment losses. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The assessment of goodwill for impairment requires the use of certain assumptions and estimates, which management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment. The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable. When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.  Fair value is estimated by reference to market value, if available, or is determined by a qualified evaluator or pricing model. Determination of a fair value and value in use requires management to make assumptions and use estimates. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

As at 30 September 2014, from the total goodwill of €1,426 million, the CGU to which significant goodwill of €1,246 million has been allocated, is the Turkish operations and the goodwill relates to the acquisition of Finansbank. The remaining amount of goodwill relates to certain subsidiaries which do not account for a significant amount of goodwill on an individual basis. The Group, as at 31 December 2013, adopted a value in use (“VIU”) test for this CGU, based upon management’s latest five year forecasts, long-term growth rates based on the respective country GDP rates adjusted for inflation and risk discount rates based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.

The key assumptions used to estimate the fair value of the Turkish operations CGU, as at 31 December 2013, were the terminal growth rate of 5.5% (2012: 5.2%) which was based on published analyzes of investment houses, pre-tax discount rate of 19.0% (2012: 19.6%) which was calculated based on the average cost of the capital of the banking sector in Turkey, as published by investment houses, terminal net interest margin of 5.2% (2012: 5.8%), terminal cost to income ratio of 46.1% (2012: 47.1%) and terminal provisions coverage ratio of 71.2% (2012: 77.0%) which were based on economical forecasts of the Bank. Based on this assessment, no impairment to the carrying amounts of goodwill and brand names relating to the acquisition of Finansbank is required. This conclusion does not change if reasonably possible changes in key assumptions are applied.

NOTE 9:                         Non-current assets held for sale and liabilities associated with non-current assets held for sale

Assets held for sale mainly comprise Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.

Specifically, on 10 February 2014, JERMYN STREET REAL ESTATE FUND IV L.P. (“JERMYN”) was nominated as Preferred Investor with regards to the international open competitive process in relation to the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A (the “Process”). Further to the transaction approval by the Council of Audit on 5 June 2014, the Sale and Purchase Agreement for the abovementioned transaction was executed on 17 September 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. (‘HRADF’) in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100% owned by JERMYN. The transaction is expected to be completed post the fulfilment of the relevant conditions precedent. These include, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan in the Government Gazette. Upon completion of the Process, it is expected that Astir Palace Vouliagmenis S.A. will cease to be a subsidiary undertaking of the Bank. Based on the above, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100% subsidiary of Astir Palace Vouliagmenis S.A.) were reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.The cost of investment in Astir classified as assets held for sale on the Bank’s Statement of Financial Position is €255 million.

Notes to the Financial Statements

Group and Bank

Analysis of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. assets and liabilities

Group
30.09.2014
Intangible and tangible assets	184
Deferred tax assets	1
Other	17
Total assets	202

Current income tax liabilities	1
Retirement benefit obligations	1
Other	9
Total liabilities associated with assets held for sale	11

In December 2013, the Bank entered into a binding pre-agreement to dispose of its 100% participation on its subsidiary Grand Hotel Summer Palace S.A. and classified the subsidiary as held for sale. As of 30 September 2014, since the criteria for the classification are no longer met because the disposal has not taken place and as a result the pre-agreement is no longer valid, the Bank and the Group ceased to classify the subsidiary as held for sale. The assets and liabilities of the subsidiary, for the current and the comparative periods, were reclassified to the corresponding line items of the statement of financial position from the lines “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale” of the Group and the Bank (i.e. tangible assets €11 million, deferred taxes €5 million, other assets €4 million and other liabilities €1 million (investment in subsidiaries €7 million for the Bank). The reclassification of the Grand Hotel Summer Palace S.A. subsidiary out of assets held for sale had no effect on the results and equity of the Group and the Bank for the current and prior periods.

NOTE 10:                  Due to banks

“Due to Banks” includes the Bank’s funding from the Eurosystem. During the nine month period ended 30 September 2014 the Bank’s funding was reduced from €20.7 billion at 31 December 2013 to €10.7 billion.

NOTE 11:                  Due to customers

	Group		Bank
	30.9.2014	31.12.2013	30.9.2014	31.12.2013
Deposits:
Individuals	48,066	46,884	34,899	34,352
Corporate	13,501	11,842	7,062	7,429
Government and agencies	4,954	3,561	4,455	2,930
Other	383	589	368	579
Total	66,904	62,876	46,784	45,290

	Group		Bank
	30.9.2014	31.12.2013	30.9.2014	31.12.2013
Deposits:
Savings accounts	17,614	17,717	15,627	15,737
Current & Sight accounts	8,387	8,082	6,113	6,260
Time deposits	38,689	35,893	22,891	22,181
Other deposits	569	572	538	532
	65,259	62,264	45,169	44,710
Securities sold to customers under agreements to repurchase	1,262	23	1,247	1
Other	383	589	368	579
	1,645	612	1,615	580
Total	66,904	62,876	46,784	45,290

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 30 September 2014, these deposits amount to €12 million (2013: €282 million) for both the Group and the Bank.

Notes to the Financial Statements

Group and Bank

NOTE 12:                  Debt securities in issue and other borrowed funds

The major debt securities in issue and other borrowed funds issued from 1 January 2014 to 30 September 2014 are as follows:

On 9 April 2014, Finansbank issued TL 311 million Dibs plus 1.15% floating rate notes, maturing in March 2015.

On 25 April 2014, Finansbank issued USD 500 million senior unsecured bonds fixed rate notes, maturing in April 2019, bearing an interest rate of 6.25%.

On 30 April 2014, the NBG Finance Plc issued a €750 million senior unsecured bond guaranteed by the Bank, maturing on 30 April 2019, bearing an interest rate of 4.375% and a yield of 4.50% at the time of pricing.

On 30 April 2014, Finansbank issued TL 500 million 10.87% fixed rate notes, matured in October 2014.

On 4 June 2014, Finansbank issued TL 223 million Dibs plus 1.15% floating rate notes, maturing in April 2015.

On 16 July 2014, Finansbank issued TL 148 million Dibs plus 0.80% floating rate notes, matured in October 2014.

On 11 August 2014, Finansbank issued TL 210 million Dibs plus 0.80% floating rate notes, maturing in November 2014.

On 11 August 2014, NBG Pangaea REIC issued € 238 million Euribor plus 485 bps floating rate notes, maturing in July 2019.

On 29 August 2014, Finansbank issued TL 223 million Dibs plus 0.80% floating rate notes, maturing in November 2014.

On 3 September 2014, Finansbank issued TL 204 million Dibs plus 1.00% floating rate notes, maturing in September 2015.

On 23 September 2014, Finansbank issued TL 124 million Dibs plus 0.60% floating rate notes, maturing in December 2014.

The major debt securities in issue and other borrowed funds issued after 30 September2014 are as follows:

On 1 October 2014, Finansbank issued TL 138 million Dibs plus 1.20% floating rate notes, maturing in October 2015.

NOTE 13:                  Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which an accrual has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate statement of financial position, income statement and cash flow statement.  However, at 30 September 2014 the Group and the Bank have provided for cases under litigation the amounts of €69 million and €57 million respectively (2013: €70 million and €60 million respectively).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate statement of financial position of the Group and the Bank. The Bank has been audited by the tax authorities up to and including the year 2008.  The financial years 2009 and 2010 are currently being audited by the tax authorities. The financial years 2011, 2012 and 2013 were audited by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., in accordance with article 82 of Law 2238/1994. The tax audit certificates for the years 2011, 2012 and 2013 were unqualified and issued on 27 July 2012, 27 September 2013 and 10 July 2014, respectively. Based on article 6 of Ministerial Decision 1159/22.7.2011, the year 2011 is considered final for tax audit purposes and 2012 & 2013 financial years will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books of the Bank. For the subsidiaries and associates regarding unaudited tax years refer to Note 20.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Notes to the Financial Statements

Group and Bank

	Group		Bank
	30.9.2014	31.12.2013	30.9.2014	31.12.2013

Commitments to extend credit*	9	10	9	10
Standby letters of credit and financial guarantees written	6,524	5,665	3,673	3,856
Commercial letters of credit	894	593	496	332
Total	7,427	6,268	4,178	4,198

* Commitments to extend credit at 30 September 2014 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed . Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total agreements to extend credit at 30 September 2014 are €14,351 million (2013: €12,327 million)  and €5,414 million for the Bank (2013: €4,174 million)

d. Assets pledged

	Group		Bank
	30.9.2014	31.12.2013	30.9.2014	31.12.2013
Assets pledged as collateral	12,771	16,884	11,292	15,020

As at 30 September 2014, the Group and the Bank have pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of €12,184 million (Bank: €10,705 million); and

•                  loans and advances to customers amounting to €587 million (Bank: €587 million).

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem:

•                  floating rate notes of €12,873 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank,

•                  Greek government bonds of €2,109 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with customers loans.

In addition to the pledged items presented in the table above, as at 30 September 2014, the Group and the Bank have pledged an amount of €322 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic.

e. Operating lease commitments

	Group		Bank
	30.09.2014	31.12.2013	30.09.2014	31.12.2013

No later than 1 year	93	91	86	87
Later than 1 year and no later than 5 years	270	261	315	307
Later than 5 years	118	129	1,426	1,475
Total	481	481	1,827	1,869

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea Reic, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its statutory right to terminate the leases, as provided by the Greek Commercial Leases Law, for 15 or 25 years, depending on the property and subject to a flexibility mechanism.

NOTE 14:                  Share capital, share premium and treasury shares

The total number of ordinary shares as at 30 September 2014 and 31 December 2013 was 3,533,149,631 and 2,396,785,994 respectively, with a nominal value of 0.30 Euro.

On 10 May 2014, the extraordinary general meeting of the Bank’s shareholders approved the share capital increase by €2,500 million by issuing 1,136,363,637 ordinary shares of a par value of 0.30 Euro per share, through cancellation of the pre-emptive rights for existing shareholders, which was completed on 13 May 2014. The subscription price was set at 2.20 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

On 12 May 2014, the Board of Directors certified that €2,500 million was covered in cash. From the amount of €2,500 million, €341 million was credited to the share capital while the remaining €2,159 million less expenses was credited to the share premium account.

Notes to the Financial Statements

Group and Bank

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 30 September 2014 are as follows:

	Group
	# of shares	Par value	Share capital	Share premium	Total

Ordinary shares	3,533,149,631	0.30	1,060	13,866	14,926
Non-cumulative, non-voting, redeemable preference shares	12,639,831	0.30	4	194	198
Redeemable preference shares in favour of the Greek State	270,000,000	5.00	1,350	—	1,350
Total share capital			2,414	14,060	16,474

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares. At a Group level, the treasury shares transactions are conducted by NBG Securities S.A. As at 30 September 2014, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2013	1,076	—
Purchases	10,167,100	47
Sales	(9,770,521)	(45)
At 31 December 2013	397,655	2

Purchases	21,842,038	60
Sales	(21,923,505)	(61)
At 30 September 2014	316,188	1

NOTE 15:                  Tax effects relating to other comprehensive income / (expense) for the period

	9 month period ended			9 month period ended
	30.9.2014			30.9.2013
Group	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	88	(20)	68	(174)	9	(165)
Less: Reclassification adjustments included in the income statement	(80)	13	(67)	43	15	58
Available-for-sale securities	8	(7)	1	(131)	24	(107)
Currency translation differences	142	—	142	(806)	—	(806)
Cash flow hedge	(18)	4	(14)	29	(6)	23
Total of items that may be reclassified subsequently to profit or loss	132	(3)	129	(908)	18	(890)

Other comprehensive income / (expense) for the period	132	(3)	129	(908)	18	(890)

	9 month period ended			9 month period ended
	30.9.2014			30.9.2013
Bank	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(5)	—	(5)	(127)	—	(127)
Less: Reclassification adjustments included in the income statement	(20)	—	(20)	116	—	116
Available-for-sale securities	(25)	—	(25)	(11)	—	(11)
Total of items that may be reclassified subsequently to profit or loss	(25)	—	(25)	(11)	—	(11)

Other comprehensive income / (expense) for the period	(25)	—	(25)	(11)	—	(11)

Notes to the Financial Statements

Group and Bank

NOTE 16:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 9-month period ended 30 September 2014 and 2013 and the significant balances outstanding at 30 September 2014 and 31 December 2013 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features, except for the following transactions:

The Bank grants loans to its employees on preferential terms compared to customers that are not employees. This policy, which is common practice for banks in Greece, applies only to employees and not to close members of family and entities controlled by them. The preferential terms mainly refer to a lower fixed interest rate of 2.12% for mortgage loans, while collateral is required as in the ordinary course of business. As such, certain General Managers and members of the Executive Committees of the Bank have taken loans with reduced interest rate of total amount €6 million as of 30 September 2014 (31 December 2013: €6 million).

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 30 September 2014, loans, deposits and letters of guarantee, at Group level, amounted to €106 million, €18 million and €15 million respectively (31 December 2013: €88 million, €12 million and €16 million respectively), whereas the corresponding figures at Bank level amounted to €105 million, €8 million and €15 million (31 December 2013: €87 million, €4 million and €16 million respectively).

Total compensation to related parties amounted to €13 million (30 September 2013: €14 million) for the Group and to €5 million (30 September 2013: €4 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group		Bank
	30.9.2014	31.12.2013	30.9.2014	31.12.2013

Assets	14	8	3,437	3,799
Liabilities	41	35	3,690	4,151
Letters of guarantee, contingent liabilities and other off balance sheet accounts	8	8	2,940	3,156

	9 month period ended		9 month period ended
	30.9.2014	30.9.2013	30.9.2014	30.9.2013

Interest, commission and other income	28	26	95	95
Interest, commission and other expense	7	6	160	154

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 30 September 2014 amounted to €638 million (31 December 2013: €582 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 30 September 2014, amounted to €155 million and €80 million respectively (31 December 2013: €134 million and €62 million respectively).

d. Transactions with HFSF

In the context of Law 3864/2008 regarding the recapitalization of the Greek banks and subject to a pre-subscription agreement, the HFSF, which is considered by the Bank to be a related party as defined in IAS 24, had contributed an amount of €9,756 million EFSF bonds as an advance for the participation in the Bank’s share capital increase that was completed in June 2013.

An amount of €1,079 million was covered by private investors. The HFSF contribution in the share capital increase eventually amounted to €8,677 million and the excess amount out of the advance was returned to the HFSF. Furthermore, the Bank paid €90 million to HFSF as underwriting fees.

Notes to the Financial Statements

Group and Bank

NOTE 17:                  Acquisitions, disposals and other capital transactions

On 20 March 2014, NBG Pangaea REIC acquired 100% of mutual fund ‘‘Picasso—Fondo Comune di Investimento Immobiliare Speculativo di Tipo Chiuso Riservato ad Investitori Qualificati’’ (Picasso—Closed End Real Estate Investment Fund Reserved to Qualified Investors). Picasso—Fondo owns building offices of a total area of 33 thousand sq.m., which are located in Rome and Milan. The consideration of the acquisition amounted to €38 million of which €37 million was paid in cash and €1 million was recognised as payable. The acquisition was part of NBG Pangaea REIC investment policy and within the normal course of its business in order to increase its presence in the real estate market.

The following table summarises the fair value of assets and liabilities acquired of Picasso—Fondo as of the date of acquisition which is 20 March 2014.

20.03.2014
ASSETS
Due from banks	1
Investment property	76
Other assets	2
Total assets	79

LIABILITIES
Due to banks	38
Other liabilities	2
Total liabilities	40
Net assets	39

Source: Unaudited financial information

On 24 April 2014, the dissolution of our 100% subsidiary, CPT Investments Ltd was completed.

On 24 April 2014 the Bank disposed of its participation (35%) in the associate “AKTOR FACILITY MANAGEMENT S.A.” for a consideration of €1 million.

On 19 June 2014, the Board of Directors of the Bank and Ethniki Kefalaiou S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be 31 May 2014.

On 12 August 2014, NBG Pangaea REIC purchased 11,654,011 shares in MIG REAL ESTATE REIC (“MIG”) which represents 82.81% of MIG’s total paid-up share capital and voting rights. The consideration transferred amounted to €33 million which consisted of cash of €12 million and of 3,348,651 new redeemable common shares issued by NBG Pangaea REIC of fair value €21 million. The following table summarises the fair value of assets and liabilities acquired of MIG as of the date of acquisition which is 12 August 2014.

12.08.2014
ASSETS
Due from banks	3
Investment property	52
Other assets	2
Total assets	57

LIABILITIES
Due to banks	12
Other liabilities	2
Total liabilities	14
Net assets	43
Proportionate share of non controlling interests	7

Source: Unaudited financial information

On 22 October 2014, NBG Pangaea REIC completed  its mandatory tender offer to the shareholders of MIG, and acquired 1,951,053 shares (13.86%) of MIG’s share capital at 3.10 Euro per share, increasing its stake in MIG to 96.67%.

On 23 September 2014 NBG disposed of its 100% subsidiary “ANTHOS PROPERTIES” S.A.

On 26 September 2014 NBG acquired the 5% of the voting common shares of its Turkish bank subsidiary Finansbank A.S. from International Finance Corporation (“IFC”) pursuant to an exercise by IFC of its put option right in accordance with the agreement between NBG and IFC dated 29 March 2007. The total consideration paid amounted to USD 343 million calculated in accordance with the pricing formula set out in the aforementioned agreement.

On 22 October 2014, the Board of Directors of Finansbank resolved to proceed with an increase of up to TL 715 million in the paid-in capital of Finansbank, with cancellation of pre-emption rights of existing shareholders, by means of a public offering of newly-issued shares.

NOTE 18:                  Capital adequacy

Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios, determined on a risk-weighted basis, of capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. In June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013, (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). The new regulations have been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.

CRD IV revised the definition of regulatory capital and its components at each level. It also proposed a minimum Common Equity Tier I (CET1) Ratio of 4.5%, Tier I Ratio of 6.0% and total ratio of 8%. According to Bank of Greece Credit and Insurance Committee’s decision 114/4.8.2014, the above minimum capital requirements were set for Greek banks.

On 6 March 2014 BoG announced the results of the BlackRock stress-test exercise as extended by BoG, and BoG’s very conservative assessment of the pre-provision income of the draft restructuring plan. BoG assessed the 3.5 year’s capital requirements (using 30 June 2013 as relevant reference date) at €2,185 million, with the bulk stemming from an extremely pessimistic and loss-making stressed scenario for Finansbank. The Bank presented a capital plan to the Bank of Greece, describing the actions it intends to take to address the capital shortfall, within the timing and other constraints set in April 2014 by BoG. The Bank of Greece approved this plan on April 11, 2014. This capital plan included the completed share capital increase of €2.5 billion (see Note 14) and certain capital actions amounting to €1,040 million.

Notes to the Financial Statements

Group and Bank

The capital adequacy ratios for the Group and the Bank, according to the CRD IV transitional provisions in 2014, are presented in the table below:

	Group		Bank
	30.9.2014	31.12.2013	30.9.2014	31.12.2013
		Pro-forma*		Pro-forma*

Common Equity Tier 1	15.8%	10.5%	24.0%	15.3%
Tier I	15.8%	10.5%	24.3%	15.3%
Total	15.9%	10.6%	24.8%	15.8%

(*) The 31.12.2013 figures have been calculated on a pro-forma basis in accordance with E.U. Regulation 575/2013.

On 23 July 2014, the European Commission announced the approval of the Bank’s restructuring plan (the “Restructuring Plan”) as submitted to the EC by the Ministry of Finance on 25 June 2014. This Restructuring Plan includes, inter alia, the sale of a minority stake in Finansbank, the sale of the Astir hotel complex, and the sale of 100% of NBGI (Private Equity).

Article 27A, issued on 17 October 2014 (Law 4303/2014, “DTC Law”) allows, under certain conditions, and from 2016 onwards Credit Institutions to convert Deferred Tax Assets (“DTAs”) arising from Private Sector Initiative (“PSI”) losses and accumulated provisions for credit losses on loans existing at 31 December 2014 to a receivable (Tax Credit) from the Greek State. The main condition is the existence of an accounting loss of a respective year, starting from accounting year 2015 and onwards. The Tax Credit is offsettable against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. In such case the Bank will issue conversion rights for an amount of 110% of the Tax Credit receivable in favour of the Greek State and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these rights. The reserve will be capitalised with the issuance of common shares in favour of the Greek State. This new legislation allows Credit Institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving their capital position.

On 16 October 2014 the Board of Directors of the Bank decided to convene an extraordinary General Shareholders meeting on 7 November 2014 to resolve upon the inclusion of the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 1 November 2014, all systemic Eurozone banks are under the direct supervision of the European Central Bank (“ECB”) (Single Supervision Mechanism — SSM). Before ECB assumed its supervisory responsibilities, NBG as all systemic European banks were subject to an EU-wide Comprehensive Assessment including an Asset Quality Review (AQR) and Stress Test with 31 December 2013 as the reference date, whose results were announced on 26 October 2014. The AQR and Baseline Stress Test required a mimimum CET1 Ratio of 8% and the Adverse Stress Test a minimum CET1 Ratio of 5.5%.

The Adverse Dynamic Balance Sheet stress test, which is based on NBG’s approved Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of €2.0 billion. In line with ECB’s guidelines, NBG will submit on 7 November 2014 as a capital plan the above approved Adverse Dynamic Balance Sheet scenario and the additional 2014 profitability, which result in a capital surplus of more than €2.0 billion and no further capital action is required.

The detailed results of the Comprehensive Assessement are presented below:

Comprehensive Assessment Results (1)

	Reported (2)	Static		Dynamic
	2013	2016		2014 (3)	2016	2016
		Baseline	Adverse	Baseline	Baseline	Adverse
CET1 (4)	6,058	3,260	(246)	8,030	9,486	5,325
RWAs (4)	56,685	56,730	57,940	60,303	58,626	60,001
CET1 (%) (4)	10.7%	5.7%	(0.4)%	13.3%	16.2%	8.9%
Minimum Threshold (4)		8.0%	5.5%	8.0%	8.0%	5.5%
Capital surplus/ (shortfall) (4)		(1,278)	(3,433)	3,206	4,796	2,025
Capital surplus/ (shortfall) post €2.5 billion share capital increase		1,222	(933)	3,206 (5)	4,796 (5)	2,025 (5)
9-month 2014 pre-provision income and actions completed (refer below) (6)			1,172
Capital surplus including profitability and actions by September 2014 (6)			239

(1) Comprehensive Assessment (CA) incorporates AQR, Stress Test

(2) Figures as of 31/12/2013, calculated according to CRD IV, with transitional provisions as of 1.1.2014

(3) The lowest capital level over the period of 3 years, i.e. 31.12.2014

(4) Numbers derived from the EU-wide Comprehensive Assessment published on 26 October 2014

(5) The Dynamic scenario already includes the share capital increase

(6) This information is outside the scope of the review performed by our auditors on the Interim Financial Statements

The Adverse Static Balance Sheet stress test resulted in a capital shortfall of €933 million after the capital increase completed in May 2014. This shortfall has already been covered by NBG’s pre-provision income and actions completed by 30 September 2014 amounting to €1,172 million.  Taking into account the above, the shortfall under the Static Adverse scenario of €933 million now becomes a surplus of €239 million. The above figures do not take into account the capital benefit created by the new DTC Law, described above.

The 9-month 2014 pre-provision income and actions completed include:

(a)   €400 million higher pre-provision income, being the difference between the 9-month period ended 30 September 2014 actual pre-provision income based on unaudited/unreviewed financial information prepared in accordance with regulatory reporting rules (FINREP), compared to the estimated pre-provision income included in the Static Adverse scenario (estimated on a pro-rata basis, using the full year 2014 estimated amount),

(b)   €251 million being the impairment recognized in the Static Adverse scenario on the Greek government bonds received by the Bank in the context of Pillar I of Law 3723/2008, which were fully repaid during the 9-month period ended 30 September 2014,

(c)   €349 million, being the estimated saving from the voluntary exit scheme completed on 31 December 2013 by NBG for the remaining period up to 31 December 2016, which had not been taken into account in the Static Adverse scenario, and

(d)   €172 million, being the capital benefit expected to derive from the disposal of Astir Palace Vouliagmenis S.A (see Note 9).

Notes to the Financial Statements

Group and Bank

NOTE 19:                  Fair value of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying	Fair	Carrying	Fair
	amounts	values	amounts	values
	30.9.2014	30.9.2014	31.12.2013	31.12.2013

Financial Assets
Loans and advances to customers	68,228	67,532	67,174	66,483
Held-to-maturity investment securities	1,473	1,610	1,237	1,270
Loans-and-receivables investment securities	10,337	9,900	11,955	11,507

Financial Liabilities
Due to customers	66,892	66,911	62,594	62,535
Debt securities in issue	3,008	3,102	1,389	1,377
Other borrowed funds	2,059	2,056	1,607	1,602

Financial instruments not measured at fair value - Bank

	Carrying	Fair	Carrying	Fair
	amounts	values	amounts	values
	30.9.2014	30.9.2014	31.12.2013	31.12.2013

Financial Assets
Loans and advances to customers	44,393	43,776	46,327	45,749
Held-to-maturity investment securities	963	1,069	902	965
Loans-and-receivables investment securities	10,046	9,628	11,660	11,183

Financial Liabilities
Due to customers	46,772	46,768	45,008	45,030
Other borrowed funds	862	764	102	43

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 30 September 2014 and 31 December 2013:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity investment securities and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 30 September 2014 and 31 December 2013:

Notes to the Financial Statements

Group and Bank

Financial instruments measured at fair value - Group

	Fair value measurement using			Total asset/ liability at
As at 30 September 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	154	1,863	15	2,032
Derivative financial instruments	2	5,002	28	5,032
Loans and advances to customers designated as at fair value through profit or loss	—	—	48	48
Available-for-sale investment securities	2,523	1,894	48	4,465
Insurance related assets and receivables	281	225	11	517
Total	2,960	8,984	150	12,094

Liabilities
Due to customers designated as at fair value through profit or loss	—	12	—	12
Derivative financial instruments	1	4,895	1	4,897
Debt securities in issue designated as at fair value through profit or loss	—	896	—	896
Liabilities relating to unit-linked investment contracts	—	193	—	193
Other liabilities	6	—	—	6
Total	7	5,996	1	6,004

	Fair value measurement using			Total asset/ liability at
As at 31 December 2013	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	333	2,730	24	3,087
Derivative financial instruments	1	3,649	21	3,671
Loans and advances to customers designated as at fair value through profit or loss	—	—	76	76
Available-for-sale investment securities	2,463	1,710	46	4,219
Insurance related assets and receivables	301	70	11	382
Total	3,098	8,159	178	11,435

Liabilities
Due to customers designated as at fair value through profit or loss	—	282	—	282
Derivative financial instruments	4	3,023	2	3,029
Debt securities in issue designated as at fair value through profit or loss	—	810	—	810
Liabilities relating to unit-linked investment contracts	—	64	—	64
Other liabilities	2	250	—	252
Total	6	4,429	2	4,437

Financial instruments measured at fair value - Bank

	Fair value measurement using			Total asset/ liability at
As at 30 September 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	94	1,552	15	1,661
Derivative financial instruments	2	3,817	28	3,847
Available-for-sale investment securities	54	684	7	745
Total	150	6,053	50	6,253

Liabilities
Due to customers designated as at fair value through profit or loss	—	12	—	12
Derivative financial instruments	1	4,397	1	4,399
Debt securities in issue designated as at fair value through profit or loss	—	896	—	896
Total	1	5,305	1	5,307

Notes to the Financial Statements

Group and Bank

	Fair value measurement using			Total asset/ liability at
As at 31 December 2013	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	205	2,182	24	2,411
Derivative financial instruments	1	2,559	21	2,581
Available-for-sale investment securities	130	380	7	517
Total	336	5,121	52	5,509

Liabilities
Due to customers designated as at fair value through profit or loss	—	282	—	282
Derivative financial instruments	4	2,553	2	2,559
Debt securities in issue designated as at fair value through profit or loss	—	810	—	810
Other liabilities	—	250	—	250
Total	4	3,895	2	3,901

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred in 2014 and 2013.

Level 3 financial instruments

Level 3 financial instruments at 30 September 2014 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input and derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

(c)          Available-for-sale non-marketable equity securities, which are valued by independent evaluators based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable. Additionally it includes, Private equity investments, the prices of which are determined by the price of the most recent investment. Available-for-sale investments also include debt securities whose fair value is determined by the value of the underlying collateral.

(d)         Loans which are carried at fair value through profit or loss and which are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

(e)          In other assets, Investments on behalf of policyholders who bear the investment risk (unit linked products) include debt securities issued by foreign financial institutions, for which there is no active market available and the valuation is based on prices obtained from issuers.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 30 September 2014 and 31 December 2013, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the period ended 30 September 2014 transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Transfers from Level 2 into Level 3 for the year ended 31 December 2013 include loans at fair value through profit or loss, private equity investments classified as available for sale, for which the price of the most recent investment, available to value these companies is more than a year old and derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

The main transfer out of Level 3 relates to debt securities in issue which, as at 30 June 2013, were valued based, primarily, on market observable CDS data and are no longer valued based on the price with which the Bank completed a tender offer.

Notes to the Financial Statements

Group and Bank

Reconciliation of fair value measurements in Level 3 — Group

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	24	19	46	11	76
Gain / (losses) included in Income statement	18	(8)	1	—	1
Gain / (losses) included in OCI	—	—	1	—	—
Purchases	—	3	—	—	—
Settlements	(27)	—	—	—	(28)
Transfer into/ (out of) level 3	—	13	—	—	—
Balance at 30 September	15	27	48	11	49

	2013
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33	8	95	11	—	600
Gain / (losses) included in Income statement	7	16	11	—	(36)	56
Gain / (losses) included in OCI	—	—	(4)	—	—	—
Purchases	—	—	14	—	—	—
Settlements	(16)	(13)	(96)	—	(69)	—
Transfer into/ (out of) level 3	—	8	26	—	181	(656)
Balance at 31 December	24	19	46	11	76	—

Reconciliation of fair value measurements in Level 3— Bank

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for-sale investment securities
Balance at 1 January	24	19	7
Gain / (losses) included in Income statement	18	(8)	1
Purchases	—	3	—
Settlements	(27)	—	—
Transfer into/ (out of) level 3	—	13	—
Balance at 30 September	15	27	8

	2013
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Debt securities in issue designated as at fair value through profit or loss
Balance at 1 January	33	19	70	600
Gain / (losses) included in Income statement	7	5	11	56
Gain / (losses) included in OCI	—	—	(3)	—
Settlements	(16)	(13)	(71)	—
Transfer into/ (out of) level 3	—	8	—	(656)
Balance at 31 December	24	19	7	—

Gains and losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities except for bonds’ amortisation of premium / discount which amounts to Nil for the period ended 30 September 2014 and to €1 million, for the year ended 31 December 2013

Notes to the Financial Statements

Group and Bank

which has been reported in “Net interest income” at Bank and Group level.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss, net derivative financial instruments and loans and advances to customers amount for the period ended 30 September 2014 for the Group to Nil, Nil and Nil respectively (31 December 2013: Nil, €5 million and €(36) million respectively).  Changes in unrealised gains/ (losses) included in the income statement of debt securities in issue for 2013 amount to Nil.

At Bank level changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments, for the period ended 30 September 2014 amount to Nil and Nil respectively (31 December 2013: Nil and €5 million respectively). Changes in unrealised gains/ (losses) included in the income statement of debt securities in issue for 2013 amount to Nil.

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc., and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

The liquidity risk adjustment reflects, among other things, the illiquid nature of certain financial instruments and the cost that would be incurred to close out certain financial positions of the Group either by unwinding or disposing the actual market risk that the Group has undertaken.

Notes to the Financial Statements

Group and Bank

Quantitative Information about Level 3 Fair Value Measurements  30 September 2014

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	15	Price Based	Price	31.49		100.75

Available-for-Sale investment securities	7	Price Based	Price	93.76		93.76
	7	Collateral Based	Factor of Collateral Realization	0.42		0.65
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	27	Price of Recent Investment	n/a (1)	n/a		n/a

Loans and advances to customers designated as at fair value through profit or Loss	48	Discounted Cash Flows	Credit Spread	200	bps	1500	bps

Interest Rate Derivatives	20	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100	bps	1000	bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	87.50%		94.64%

Other Derivatives	3	Market Standard Black Scholes Model	FX pair correlation	-10.00%		93.00%

Insurance related assets and receivables	11	Price Based	Price	100.49		100.49

(1) Private equity investments of the Group, classified as available for sale, are not traded in active markets. In the absence of an active market we estimate the fair value of these entities, using a market approach and specifically the price of recent investment method. Given the bespoke nature of the analysis in respect of each holding as well as the different financing structure of each entity, is not practical to quote a range of key unobservable inputs.

Quantitative Information about Level 3 Fair Value Measurements  31 December 2013

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	16	Price Based	Price	26.44		98.69
	8	Price Based	Liquidity Factor Adjustment	40.00%		40.00%

Available-for-Sale investment securities	7	Price Based	Price	93.76		93.76
	8	Collateral Based	Factor of Collateral Realization	42%		65%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	25	Price of Recent Investment	n/a (1)	n/a (1)		n/a (1)

Loans and advances to customers designated as at fair value through profit or Loss	76	Discounted Cash Flows	Credit Spread	200	bps	1500	bps

Interest Rate Derivatives	7	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	100	bps	1000	bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	67.79%		92.50%

Other Derivatives	5	Market Standard Black Scholes Model	Index volatility	5.00%		30.00%
	3	Market Standard Black Scholes Model	FX pair correlation	28.00%		68.00%

Insurance related assets and receivables	11	Price Based	Price	100.60		100.60

(1) Private equity investments of the Group, classified as available for sale, are not traded in active markets. In the absence of an active market we estimate the fair value of these entities, using a market approach and specifically the price of recent investment method. Given the bespoke nature of the analysis in respect of each holding as well as the different financing structure of each entity, is not practical to quote a range of key unobservable inputs.

Notes to the Financial Statements

Group and Bank

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors.  Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value.  The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Within other derivatives are derivatives whose valuation is dependent on an FX pair correlation or on the volatility of an index. A reasonable increase in the correlation or the volatility of the index would not result in a material change in the financial instruments fair value for the Group.

For loans and advances to customers which the Group has elected the fair value option, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value for the Group.

NOTE 20:                  Group companies

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.9.2014	31.12.2013	30.9.2014	31.12.2013

NBG Securities S.A. (**)	Greece	2009-2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
Ethniki Kefalaiou S.A. (**)	Greece	2010 & 2012-2013	—	100.00%	—	100.00%
NBG Asset Management Mutual Funds S.A. (**)	Greece	2009-2010 & 2012- 2013	100.00%	100.00%	98.10%	81.00%
Ethniki Leasing S.A. (**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	93.33%
NBG Property Services S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados (**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
NBG Bancassurance S.A. (**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	99.70%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2005-2013	100.00%	100.00%	—	—
Ethniki Hellenic General Insurance S.A. (**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.	Greece	2010-2013	70.00%	70.00%	—	—
National Insurance Brokers S.A.	Greece	2010 & 2012-2013	95.00%	95.00%	—	—
ASTIR Palace Vouliagmenis S.A. (**), (3)	Greece	2006-2010 & 2012-2013	85.35%	85.35%	85.35%	85.35%
ASTIR Marina Vouliagmenis S.A.(3)	Greece	2012-2013	85.35%	85.35%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
NBG Training Center S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Ethnodata S.A.(**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
KADMOS S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2013	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2013	77.76%	77.76%	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2013	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A. (**)	Greece	2010 & 2012-2013	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC(**)	Greece	—	33.39%	34.00%	33.39%	34.00%
Karela S.A.	Greece	2010-2013	33.39%	34.00%	—	—
MIG Real Estate REIC(**)	Greece	—	27.65%	—	—	—
FB Insurance Agency Inc (2)	Greece	2012-2013	99.00%	99.00%	99.00%	99.00%
Probank M.F.M.C (**)	Greece	2010 & 2012-2013	100.00%	100.00%	95.00%	95.00%
Profinance S.A.(**)	Greece	2010 & 2012-2013	100.00%	100.00%	99.90%	99.90%
Probank Leasing S.A. (**)	Greece	2012-2013	84.71%	84.71%	84.52%	84.52%
NBG Insurance Brokers S.A. (**)	Greece	2010 & 2012-2013	99.98%	99.98%	99.90%	99.90%
Anthos Properties S.A. (**)	Greece	—	—	100.00%	—	100.00%
Finansbank A.S. (*)	Turkey	2010-2013	99.81%	99.81%	82.23%	82.23%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2009-2013	98.78%	98.78%	29.87%	29.87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2009-2013	99.81%	99.81%	0.20%	0.20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2009-2013	99.81%	99.81%	0.02%	0.01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2009-2013	81.30%	81.26%	5.30%	5.30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2009-2013	99.81%	99.81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring) (*)	Turkey	2009-2013	99.81%	99.81%	—	—
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance) (*)	Turkey	2013	50.90%	50.90%	—	—
NBG Malta Holdings Ltd	Malta	2006-2013	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2013	100.00%	100.00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2010-2013	99.91%	99.91%	99.91%	99.91%
UBB Asset Management Inc.	Bulgaria	2004-2013	99.92%	99.92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2013	99.93%	99.93%	—	—

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	30.9.2014	31.12.2013	30.9.2014	31.12.2013

UBB Factoring E.O.O.D.	Bulgaria	2009-2013	99.91%	99.91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2010-2013	100.00%	100.00%	100.00%	100.00%
Interlease Auto E.A.D.	Bulgaria	2008-2013	100.00%	100.00%	—	—
Hotel Perun — Bansko E.O.O.D.	Bulgaria	2012-2013	100.00%	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013	100.00%	100.00%	—	—
NBG Securities Romania S.A.	Romania	2008-2013	100.00%	100.00%	73.12%	73.12%
Banca Romaneasca S.A.	Romania	2008-2013	99.28%	99.28%	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2009-2013	99.33%	99.33%	6.43%	6.43%
S.C. Garanta Asigurari S.A.	Romania	2003-2013	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013	100.00%	100.00%	—	—
Egnatia Properties S.A.	Romania	2009-2013	27.64%	—	—	—
Vojvodjanska Banka a.d. Novi Sad (1)	Serbia	2005-2013	100.00%	100.00%	100.00%	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2013	100.00%	100.00%	100.00%	100.00%
NBG Services d.o.o. Belgrade	Serbia	2009-2013	100.00%	100.00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2004-2013	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2007-2013	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2013	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%	—	—
NBG Management Services Ltd	Cyprus	2010-2013	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2013	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2013	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2013	100.00%	100.00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2013	99.74%	99.74%	94.74%	94.39%
NBG Asset Management Luxemburg S.A.	Luxembourg	2009-2013	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2004-2013	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2004-2013	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2004-2013	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2013	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2013	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Funds	U.K.	2004-2013	100.00%	100.00%	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2013	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2013	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	—	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2012-2013	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2012-2013	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2012-2013	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2013	100.00%	100.00%	—	—
NBG International Holdings B.V.	The Netherlands	2013	100.00%	100.00%	100.00%	100.00%
CPT Investments Ltd	Cayman Islands	—	—	100.00%	—	100.00%
Nash S.r.L.	Italy	2009-2013	33.39%	34.00%	—	—
Fondo Picasso	Italy	2009-2013	33.39%	—	—	—
Banka NBG Albania Sh.a.	Albania	2013	100.00%	100.00%	100.00%	100.00%

(*) % of participation includes the effect of put and call option agreements.

(**) The financial years 2011, 2012 and 2013 were audited by the external auditor. The tax audit certificates of years 2011, 2012 and 2013 that were issued were unqualified. The year 2011 is considered final for tax audit purposes and 2012 and 2013 financial years will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(2) Companies under liquidation.

(3) ASTIR Palace Vouliagmenis S.A. and ASTIR Marina Vouliagmenis S.A. have been reclassified to Non-current assets held for sale (see Note 9).

Notes to the Financial Statements

Group and Bank

The Group’s and Bank’s equity method investments are as follows:

		Tax years		Group		Bank
	Country	unaudited		30.9.2014	31.12.2013	30.9.2014	31.12.2013

Social Securities Funds Management S.A. (**)	Greece	2010, 2012 & 201	3	20.00%	20.00%	20.00%	20.00%
Larco S.A. (1)	Greece	2009-2013		33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A.(**)	Greece	2009-2010 & 2012-2013		21.21%	21.21%	21.21%	21.21%
Teiresias S.A. (**)	Greece	2010 & 2012-2013		39.93%	39.93%	39.93%	39.93%
Hellenic Spinning Mills of Pella S.A.(2)	Greece	—		20.89%	20.89%	20.89%	20.89%
Planet S.A. (**)	Greece	1.7.2009-30.6.2010 & 2012-2013		36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2013		21.83%	21.83%	21.83%	21.83%
Aktor Facility Management S.A. (**)	Greece	—		—	35.00%	—	35.00%
SATO S.A.(**)	Greece	2006-2010 & 2012-2013		23.74%	—	23.74%	—
Olganos S.A.	Greece	—		33.60%	—	33.60%	—
Ethniki Insurance and Reinsurance Brokers S.A.	Greece	—		40.00%	—	—	—
Bantas A.S. (Cash transfers and Security Services)	Turkey	2009-2013		33.27%	33.27%	—	—
Cigna Finans Pension	Turkey	2009-2013		48.91%	48.91%	—	—
UBB AIG Insurance Company A.D.	Bulgaria	2007-2013		59.97%	59.97%	—	—
UBB Alico Life Insurance Company A.D.	Bulgaria	2009-2013		59.97%	59.97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2010-2013		19.98%	19.98%	—	—

(**) The financial years 2011, 2012 and 2013 were audited by the external auditor. The tax audit certificates of years 2011, 2012 and 2013 were issued, whereas 2011 is considered final for tax audit purposes and 2012 and 2013 financial years will be considered final for tax audit purposes 18 months after the issue of the tax audit certificates during which period, the tax authorities are entitled to re-examine the tax books. The unaudited tax years prior to 2011 will be audited by the tax authorities.

(1) From 2010, Larco S.A. has been reclassified to Non-current assets held for sale.

(2) Under liquidation.

NOTE 21:                  Events after the reporting period

Post balance sheet events are described in the following notes:

•      Note 12: Debt securities in issue and other borrowed funds

•      Note 17: Acquisitions, disposals and other capital transactions, and

•      Note 18: Capital adequacy

NOTE 22:                  Reclassifications of financial assets

The following table presents the carrying amount by nature of security, as at 30 September 2014 of the financial instruments that were reclassified during 2008 and 2010 and are still held by the Bank and the Group:

	Group			Bank
30 September 2014	Transferred in 2008	Transferred in 2010	Total	Transferred in 2008	Transferred in 2010	Total

Greek Government bonds	—	905	905	—	905	905
Debt securities issued by Greek financial institutions	24	59	83	4	2	6
Debt securities issued by foreign financial institutions	12	—	12	2	—	2
Debt securities issued by foreign corporate entities	6	—	6	—	—	—
Equity securities	14	—	14	8	—	8
Mutual funds	3	—	3	—	—	—
Total	59	964	1,023	14	907	921

The information presented below refers to reclassifications of financial instruments:

Notes to the Financial Statements

Group and Bank

Group

In 2013, the Group reclassified certain bonds of a carrying amount €617 million from available-for-sale into held to maturity as it now intends to hold these bonds until maturity.

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2014, the carrying amount of the securities reclassified in 2010 and still held by the Group, is €964 million. The market value of these securities is €354 million. During the period ended 30 September 2014, €12 million of interest income were recognised. Had these securities not been reclassified, the available-for-sale securities reserve, net of tax, would have been higher by €40 million.

In 2008, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2014, the carrying amount of the securities reclassified in 2008, which are still held by the Group and have not been reclassified again subsequently, is €59 million. The market value of these securities is €56 million. During the period ended 30 September 2014, €1 million of interest income were recognised. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 September 2014 would have been higher by €6 million (€4 million net of tax) and the available-for-sale securities reserve would have been higher by €2 million (€1 million net of tax).

Bank

In 2010, the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2014, the carrying amount of the securities reclassified in 2010 and still held by the Group, is €907 million. The market value of these securities is €302 million. During the period ended 30 September 2014, €10 million of interest income were recognised. Had these securities not been reclassified the available-for-sale securities reserve would have been higher by €36 million.

In 2008, the Bank reclassified certain trading securities as loans-and-receivables or available-for-sale. On 30 September 2014, the carrying amount of the securities reclassified in 2008, which are still held by the Bank and have not been reclassified again subsequently, is €14 million. The market value of these securities is €13 million. Had these securities not been reclassified, net trading income and results from investments securities for the period ended 30 September 2014 would have been higher by €1 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 28th, 2014

Assistant General Manager Group Finance

/s/ George Angelides

(Registrant)

Date: November 28th, 2014

Director, Financial Division